Exhibit 99.7

PRESS RELEASE

Sanofi’s CSR Achievements Recognized in the Dow Jones Sustainability Indices

Paris, France - September 16, 2015 - Sanofi announced today that its Corporate Social Responsibility (CSR) performance has been recognized in the Dow Jones Sustainability Indices. For the ninth consecutive year, Sanofi has been included in the DJSI World, the most recognized international sustainability indices by investors. Sanofi is also among five pharmaceutical companies selected for the DJSI Europe, a first in the company’s history.

Sanofi improved its ranking in the Dow Jones Sustainability Indices, reaching the score of 86 out of 100 in 2015, against 83 in 2014. These indices assess companies’ economic, social, societal and environmental performance in 24 distinct areas. Sanofi is recognized as best in class on several criteria including Strategy to Improve Access to Drugs or Products, Health outcome contribution, Bioethics, Social Reporting and Stakeholder engagement.

“We are very proud that Sanofi continues to be recognized as one of the most sustainable companies within the pharmaceutical sector. This success is a tribute to all our employees and their ongoing commitment to Corporate Social Responsibility”, said Olivier Brandicourt, MD, Chief Executive Officer, Sanofi. “Sustainability is an integral part of our corporate strategy and how we do business every day around the world.”

In 2014, Sanofi remained focused on its ambition to protect the health and respond to the hopes of 7 billion men and women. We continued to include more beneficiaries in our many access to healthcare programs with more than 89 million patients receiving diagnosis, vaccination, treatment or self-disease management programs in over 80 countries. As far as environment is concerned, Sanofi recognized its responsibility to fight against climate change. In 2014, we reduced our environmental impact by decreasing our CO2 emissions by 15 percent compared to 2010. Our progress and actions in these various areas may be viewed on the website: http://en.sanofi.com/csr/csr.aspx

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-

looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts: Media Relations Laurence Bollack Tel.: + (33) 1 53 77 46 46 mr@sanofi.com	Investor Relations Sébastien Martel Tel.: + (33) 1 53 77 45 45 ir@sanofi.com